[Puda Coal, Inc. Letterhead]

June 12, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Sir or Madam:

Re:

Puda Coal, Inc. (the "Company")
Item 4.02 Form 8-K
Filed May 15, 2006, File No. 333-85306

In connection with the Report on Form 8-K and the amendments filed thereto (collectively, the "Filings") and comments of the staff of the Securities and Exchange Commission (the "Commission") to the Filings, we are providing this letter to hereby acknowledge that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

3.

The Company may not assert staff comments as a defense in any proceeding indicated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PUDA COAL, INC.

By: /s/ Zhao Ming

Mr. Zhao Ming

Chief Executive Officer and President